Exhibit 99.49

Consent of Matt Mullins

The undersigned hereby consents to the use of their report entitled “NI 43-101 Technical Report for the Sadiola Gold Project, Mali” with an effective date of June 12, 2023, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ “Matt Mullins”
Matt Mullins, FAusIMM

Dated: May 27, 2025